Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-101907

The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated December 12, 2005

Preliminary Prospectus Supplement

(To Prospectus dated December 24, 2002)

Cardinal Health, Inc.

$500,000,000

            % Notes due 2017

Interest payable June 15 and December 15

Issue Price:             %

The notes will mature on December     , 2017. Interest will accrue from December     , 2005. We may redeem the notes in whole or in part at any time at the redemption prices described on page S-13.

The notes will be unsecured obligations of Cardinal Health and will rank equally with our other unsecured senior indebtedness.

See “ Risk Factors” beginning on page S-8 for a discussion of certain risks that you should consider in connection with an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discount	Proceeds to Us Before Expenses
Per note	%	%	%
Total	$	$	$

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect that delivery of the notes will be made to investors in book-entry form through The Depository Trust Company on or about December     , 2005.

Joint Book-Running Managers

Barclays Capital	JPMorgan

Co-Managers

Banc of America Securities LLC

Goldman, Sachs & Co.

Morgan Stanley

Lazard Capital Markets

NatCity Investments, Inc.

SunTrust Robinson Humphrey

UBS Investment Bank

The Williams Capital Group, L.P.

December     , 2005

PROSPECTUS SUPPLEMENT

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference in these documents. We have not authorized anyone, and we have not authorized the underwriters to authorize anyone, to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell or a solicitation of an offer to buy these securities in any jurisdiction where the offer, sale or solicitation is not permitted. The information appearing or incorporated by reference in this prospectus supplement is accurate only as of the date of this prospectus supplement or the date of the document in which incorporated information appears. Our business, financial condition, results of operations and prospects may have changed since those dates.

If the information varies between this prospectus supplement and the accompanying prospectus, the information in this prospectus supplement supersedes the information in the accompanying prospectus.

S-i

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the “PSLRA”) provides a “safe harbor” for “forward-looking statements” (as defined in the PSLRA). This prospectus supplement, the accompanying prospectus, Cardinal Health’s annual report on Form 10-K for the fiscal year ended June 30, 2005 (the “2005 Form 10-K”), Cardinal Health’s Annual Report to Shareholders, any Form 10-Q or any Form 8-K of Cardinal Health (along with any exhibits to such Forms as well as any amendments to such Forms), our press releases, or any other written or oral statements made by or on behalf of Cardinal Health, may include or incorporate by reference forward-looking statements which reflect Cardinal Health’s current view (as of the date such forward-looking statement is first made) with respect to future events, prospects, projections or financial performance. These forward-looking statements are subject to certain risks and uncertainties and other factors that could cause actual results to differ materially from those made, implied or projected in or by such statements. These uncertainties and other factors include, but are not limited to:

•	uncertainties relating to general economic, political, business, industry, regulatory and market conditions;

•	the loss of one or more key customer or supplier relationships, such as pharmaceutical and medical/surgical manufacturers for which alternative supplies may not be available or easily replaceable, or unfavorable changes to the terms of those relationships, or changes in customer mix;

•	changes in manufacturers’ pricing, selling, inventory, distribution or supply policies or practices, including policies concerning price inflation or deflation;

•	uncertainties related to the re-negotiation of distribution service agreements entered into in connection with our Pharmaceutical Distribution business model transition with respect to how we are compensated for the logistical, capital and administrative services that we provide to branded pharmaceutical manufacturers;

•	the Pharmaceutical Distribution business’ continued dependence upon pharmaceutical price inflation, which price inflation is often unpredictable, either as a component of compensation from a distribution service agreement or as the sole form of compensation from certain branded pharmaceutical manufacturers;

•	changes in the distribution or outsourcing pattern for pharmaceutical and medical/surgical products and services, including an increase in direct distribution or a decrease in contract packaging by pharmaceutical manufacturers;

•	the costs, difficulties, and uncertainties related to the integration of acquired businesses, including liabilities related to the operations or activities of such businesses prior to their acquisition;

•	the costs, difficulties, and uncertainties related to the organizational changes that combine our distribution businesses into a single operating unit;

•	changes to the presentation of financial results and position resulting from adoption of new accounting principles or upon the advice of our independent accountants or the staff of the Securities and Exchange Commission (“SEC”);

•	weaknesses in internal controls and procedures;

•	difficulties and costs associated with enhancing our accounting systems and internal controls and complying with financial reporting requirements;

•	changes in government regulations or our failure to comply with those regulations or other applicable laws;

•

the results, effects or timing of any internal or external inquiry or investigation, including those by any regulatory authority and any related legal and administrative proceedings, which may include the institution of administrative, civil injunctive or criminal proceedings against us and/or our current or former employees, officers and/or directors, as well as the imposition of fines and penalties, suspensions or debarments from government contracting, and/or other remedies and sanctions;

•	the impact of previously announced restatements;

•	the costs and effects of commercial disputes, shareholder claims, derivative claims or other legal proceedings or investigations;

•	the costs, effects, timing or success of restructuring programs or plans, including facility rationalizations;

•	downgrades of our credit ratings, and the potential that such downgrades could negatively impact our access to capital or increase our cost of capital;

•	increased costs for the raw materials used by our manufacturing businesses or shortages in these raw materials, or increased fuel costs with respect to our distribution businesses;

•	the risks of counterfeit products in the supply chain;

•	the possible adverse effects on us of the importation of pharmaceuticals and/or other health care products;

•	injury to person or property resulting from our manufacturing, compounding, packaging, repackaging, drug delivery system development and manufacturing, information systems, or pharmacy management services;

•	competitive factors in our healthcare service businesses, including pricing pressures;

•	unforeseen changes in our existing agency and distribution arrangements;

•	the continued financial viability and success of our customers, suppliers and franchisees;

•	difficulties encountered by our competitors, whether or not we face the same or similar issues;

•	technological developments and products offered by competitors;

•	failure to retain or continue to attract senior management or key personnel;

•	uncertainties related to transitions in senior management positions;

•	with respect to future dividends, the decision by the board of directors to declare such dividends, which is expected to consider our surplus, earnings, cash flows, financial condition and prospects at the time any such action is considered;

•	with respect to future share repurchase programs, the approval of the board of directors, which is expected to consider our then-current stock price, earnings, cash flows, financial condition and prospects as well as alternatives available to us at the time any such action is considered;

•	risks associated with international operations, including fluctuations in currency exchange ratios;

•	costs associated with protecting our trade secrets and enforcing our patent, copyright and trademark rights, and successful challenges to the validity of our patents, copyrights or trademarks;

•	difficulties or delays in the development, production, manufacturing, and marketing of new products and services, including difficulties or delays associated with obtaining requisite regulatory consents or approvals associated with those activities or our failure to adequately comply with applicable regulations and quality practices or standards;

•	potential liabilities associated with warranties of our information systems, and the malfunction or failure of our information systems or those of third parties with whom we do business, such as malfunctions or failures associated with date-related issues, incompatible software, improper coding and disruption to internet-related operations;

•	strikes or other labor disruptions;

•	labor, pension and employee benefit costs;

•	changes in hospital buying groups or hospital buying practices; and

•	other factors described in the section entitled “Risk Factors” in this prospectus supplement and our 2005 Form 10-K.

The words “believe,” “expect,” “anticipate,” “project,” and similar expressions generally identify “forward-looking statements,” which speak only as of the date the statement was made. We undertake no obligation (nor do we intend) to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required under applicable law.

SUMMARY

The following summary information is qualified by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in these documents. See “Where You Can Find More Information and Incorporation of Certain Documents by Reference” on page S-19 of this prospectus supplement.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “we,” “us,” “our” or the “Company” mean Cardinal Health, Inc. and its consolidated subsidiaries, and references to “Cardinal Health” refer to Cardinal Health, Inc., excluding its consolidated subsidiaries.

The Company

We are a leading provider of products and services supporting the health care industry and helping health care providers and manufacturers improve the efficiency and quality of health care. Through our diverse offering, we deliver integrated health-care solutions that help customers reduce their costs, improve efficiency and deliver better care to patients. We manufacture, package and distribute pharmaceuticals and medical supplies, offer a range of clinical services and develop automation products that improve the management and delivery of supplies and medication for hospitals, physician offices and pharmacies.

The mailing address of our executive offices is 7000 Cardinal Place, Dublin, Ohio 43017, and our telephone number is (614) 757-5000.

The foregoing information concerning us does not purport to be comprehensive. For additional information concerning our business and affairs, pending legal and regulatory proceedings and descriptions of certain laws and regulations to which we may be subject, please refer to “Risk Factors” in the prospectus supplement and the information in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

The Offering

Issuer	Cardinal Health, Inc.

Notes offered	$500 million aggregate principal amount of % Notes due 2017.

Interest	% per year payable on June 15 and December 15, commencing June 15, 2006.

Maturity	December , 2017

Issue date	December , 2005

Issue price	%

Record dates	June 1 and December 1.

Ranking

The notes will be senior unsecured debt obligations of Cardinal Health. The notes will rank equally with all of our existing and future unsecured senior debt and senior to all of our existing and future subordinated debt. As of September 30, 2005, Cardinal Health had outstanding approximately $1,654.6 million of unsecured indebtedness and guarantees of subsidiary indebtedness for borrowed money with which the notes would rank equally.

The notes will be effectively subordinated to the liabilities of Cardinal Health’s subsidiaries, including trade payables. As of September 30, 2005, Cardinal Health’s subsidiaries had approximately $619.7 million of indebtedness for borrowed money ($441.6 million of which is guaranteed by Cardinal Health), approximately $8.1 billion of trade payables, and $650.0 million of preferred debt securities issued by a special purpose accounts receivable and financing entity.

The notes will also effectively rank behind any secured debt of Cardinal Health to the extent of the value of the assets securing such debt.

Optional redemption

We may redeem the notes prior to maturity, in whole or in part, at a redemption price equal to the greater of the principal amount of such notes and the make-whole price described under “Description of the Notes” in this prospectus supplement, plus, in each case, accrued and unpaid interest.

Form of notes	One or more global securities, held in the name of Cede & Co., the nominee of The Depository Trust Company.

Use of proceeds	We will use the proceeds of this offering for general corporate purposes. See “Use of Proceeds.”

Further issuances

We may create and issue further notes ranking equally and ratably in all respects with the notes offered by this prospectus supplement, so that such further notes will be consolidated and form a single series with the notes offered by this prospectus supplement and will have the same terms as to status, redemption or otherwise.

Summary Financial Information

In the table below, we provide you with our summary financial information. The information is only a summary and should be read together with the financial information incorporated by reference into this document. See “Where You Can Find More Information and Incorporation of Certain Documents by Reference” on page S-19 of this prospectus supplement.

	For the Fiscal Year Ended June 30 (1),			For the Three Months Ended September 30 (1),
	2005	2004	2003 (2)	2005	2004
	(in millions, except per Common Share amounts)
Earnings Data:
Revenue	$74,891.8	$65,023.6	$56,704.5	$19,373.4	$17,792.3
Earnings from continuing operations before cumulative effect of change in accounting	$1,106.3	$1,529.0	$1,388.9	$234.6	$222.3
Loss from discontinued operations (3)	(55.6)	(16.0)	(13.8)	(6.3)	(9.0)
Cumulative effect of change in accounting (4)	—	(38.5)	—	—	—

Net earnings	$1,050.7	$1,474.5	$1,375.1	$228.3	$213.3
Basic earnings per Common Share
Continuing operations	$2.57	$3.52	$3.11	$0.55	$0.51
Discontinued operations (3)	(0.13)	(0.04)	(0.03)	(0.01)	(0.02)
Cumulative effect of change in accounting (4)	—	(0.09)	—	—	—

Net basic earnings per Common Share	$2.44	$3.39	$3.08	$0.54	$0.49
Diluted earnings per Common Share
Continuing operations	$2.54	$3.48	$3.06	$0.54	$0.51
Discontinued operations (3)	(0.13)	(0.04)	(0.03)	(0.01)	(0.02)
Cumulative effect of change in accounting (4)	—	(0.09)	—	—	—

Net diluted earnings per Common Share	$2.41	$3.35	$3.03	$0.53	$0.49
Cash dividends declared per Common Share (5)	$0.15	$0.12	$0.11	$0.06	$0.03

Balance Sheet Data:
Total assets	$22,059.2	$21,369.1	$18,465.1	$22,969.9	$22,269.1
Long-term obligations, less current portion and other short-term borrowings	$2,319.9	$2,834.7	$2,471.9	$2,204.0	$2,892.6
Shareholders’ equity	$8,593.0	$7,976.3	$7,674.5	$8,878.9	$8,219.0

(1)	Amounts reflect business combinations and the impact of special items for all periods presented. See Note 4 of the “Notes to Consolidated Financial Statements” incorporated by reference from our current report on Form 8-K dated December 6, 2005 (the “December 6, 2005 Form 8-K”) for a further discussion of special items affecting fiscal 2005, 2004 and 2003. In addition, see Note 5 of the “Notes to Consolidated Financial Statements” incorporated by reference from our quarterly report on Form 10-Q for the three months ended September 30, 2005 for further discussion of special items affecting the three months ended September 30, 2005 and 2004.

(2)	Subsequent to the filing of our annual report on Form 10-K for the fiscal year ended June 30, 2004, as amended by our Form 10-K/A filed on November 8, 2005 (the “2004 Form 10-K”), certain errors were identified related to the restatement adjustments previously recorded in the 2004 Form 10-K. The impact of these errors was immaterial for all periods presented. See Note 1 of the “Notes to Consolidated Financial Statements” in our December 6, 2005 Form 8-K incorporated herein by reference for additional information.

(3)	During the three months ended September 30, 2005, we decided to discontinue our sterile pharmaceutical manufacturing business in Humacao, Puerto Rico, thereby meeting the criteria for classification of discontinued operations in accordance with Statement of Financial Accounting Standards No. 144 and Emerging Issues Task Force Issue No. 03-13. In addition on January 1, 2003, we acquired Syncor International Corporation. Prior to the acquisition, Syncor had announced the discontinuation of certain operations including the medical imaging business and certain overseas operations. We proceeded with the discontinuation of these operations and included additional international and non-core domestic businesses to the discontinued operations. We sold substantially all of the remaining discontinued operations prior to the end of the third quarter of fiscal 2005. See Note 22 of the “Notes to Consolidated Financial Statements” in our December 6, 2005 Form 8-K incorporated herein by reference for additional information.

(4)	Effective at the beginning of fiscal 2004, we changed our method of recognizing cash discounts from recognizing cash discounts as a reduction of costs of products sold primarily upon payment of vendor invoices to recording cash discounts as a component of inventory cost and recognizing such discounts as a reduction of costs of products sold upon sale of inventory. See Note 16 of the “Notes to Consolidated Financial Statements” in our December 6, 2005 Form 8-K incorporated herein by reference for additional information.

(5)	Cash dividends per Common Share exclude dividends paid by all entities with which subsidiaries of Cardinal Health have merged.

RISK FACTORS

Investing in our notes involves various risks. You should carefully consider the risks and uncertainties described below and the other information in this prospectus supplement and in the documents incorporated by reference before deciding whether to purchase our notes.

The ongoing SEC investigation and U.S. Attorney inquiry could adversely affect the Company’s business, financial condition or operating results. The Company is the subject of a formal SEC investigation and an inquiry by the U.S. Attorney for the Southern District of New York. In April 2004, the Company’s Audit Committee commenced its own internal review, assisted by independent counsel. While the Company is continuing in its efforts to respond to these inquiries and provide all information required, the Company cannot predict the outcome of the SEC investigation or the U.S. Attorney inquiry. There can be no assurance that the scope of the SEC investigation or the U.S. Attorney inquiry will not expand or that other regulatory agencies will not become involved. The outcome of, and costs associated with, the SEC investigation and the U.S. Attorney inquiry could adversely affect the Company’s business, financial condition or operating results, and the investigations could divert the efforts and attention of its management team from the Company’s ordinary business operations. The outcome of the SEC investigation, the U.S. Attorney inquiry and any related legal and administrative proceedings could include the institution of administrative, civil injunctive or criminal proceedings involving the Company and/or current or former Company employees, officers and/or directors, as well as the imposition of fines and other penalties, remedies and sanctions. See our December 6, 2005 Form 8-K under Note 1 of “Notes to Consolidated Financial Statements” and our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2005 under Note 7 of “Notes to Consolidated Financial Statements” for more information.

As we have previously disclosed, settlement discussions have commenced with the SEC regarding resolution of its investigation with respect to the Company. While these discussions are ongoing, there can be no assurance that the Company’s efforts to resolve the investigation with respect to the Company will be successful, and the Company cannot predict the timing or outcome of these matters or the terms of any such resolution. As a result of the initiation of these discussions, the Company recorded a reserve of $25 million for its fiscal year ended June 30, 2005 in respect of the SEC investigation. Based on the current status of these discussions, the Company expects to record an additional reserve for the second quarter of fiscal 2006 in an amount that is not expected to be material. Unless and until the SEC investigation is resolved, there can be no assurance that the amount reserved by the Company for this investigation will be sufficient and that a larger amount will not be required. Therefore, this reserve will be reviewed on a quarterly basis and adjusted to the extent that the Company determines it is necessary.

The outcomes of lawsuits brought against the Company may adversely affect the Company’s business, financial condition or operating results. The Company is subject to numerous lawsuits, including several class action lawsuits against the Company and certain of its former and present officers and directors. Any settlement of or judgment in one or more of these matters could adversely affect the Company’s business, financial condition or operating results. There can be no assurance that all or any portion of the liability arising from these pending lawsuits will be covered by insurance policies that the Company currently maintains. See our 2005 Form 10-K under “Item 3: Legal Proceedings” and our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2005, under Note 7 of “Notes to Condensed Consolidated Financial Statements,” for more information.

The Company’s Pharmaceutical Distribution business is transitioning its business model, which subjects the Company to risks and uncertainties. The Company’s Pharmaceutical Distribution business, which is the Company’s largest business, is in a business model transition with respect to how it is compensated for the logistical, capital and administrative services it provides to branded pharmaceutical manufacturers. During fiscal 2005, the Company worked with individual branded pharmaceutical manufacturers to define fee-for-service terms that adequately compensate the Company based on the services being provided to such manufacturers.

As part of the transition to fee-for-service terms, certain of the new distribution service agreements entered into with branded pharmaceutical manufacturers continue to have an inflation-based compensation component to them. Arrangements with certain other branded manufacturers still continue to be solely inflation-based. If branded pharmaceutical price inflation is lower than the Company has anticipated, its operating results could be adversely affected with respect to its current exposure to contingent fee-based compensation in its Pharmaceutical Distribution business. In addition, certain key distribution service agreements will be re-negotiated in the latter half of fiscal 2006 and into fiscal 2007 when their initial terms expire. If the terms of the re-negotiated agreements are unfavorable to the Company, it could adversely affect the Company’s operating results. See our 2005 Form 10-K under “Customers and Suppliers” within “Item 1: Business,” for more information.

You should refer to the section under “Risk Factors That May Affect Future Results” in Part 1, Item 1 in our 2005 Form 10-K, incorporated by reference in this prospectus supplement for additional risk factors that may affect our business under the following headings:

•	Intense competition may erode the Company’s profit margins.

•	Additional restatements may be required, the historical consolidated financial statements may change or require amendment or additional disciplinary actions may be required; the Audit Committee may identify new issues, or make additional findings if it receives additional information, which may have an impact on the Company’s consolidated financial statements and the scope of the restatements described in our 2005 Form 10-K, our December 6, 2005 Form 8-K and our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2005.

•	The Company’s internal controls may not be sufficient to ensure timely and reliable financial information.

•	Changes in the United States health care environment may adversely affect the Company’s business, financial condition or operating results.

•	The Company could be adversely affected by the loss of one or more significant customers or group of customers, or by a change in customer mix.

•	Difficulties, delays or increased costs in implementing the global restructuring program associated with the Company’s One Cardinal Health initiative may adversely affect the anticipated benefit of the restructuring on the Company’s business, financial condition and operating results.

•	Failure to comply with existing and future regulatory requirements may adversely affect the Company’s business, financial condition or operating results.

•	The Company’s operating results could be adversely affected by a delay in, or failure to receive, regulatory approval.

•	Circumstances associated with the Company’s acquisition strategy and internal growth may adversely affect the Company’s operating results.

•	Downgrades of the Company’s credit ratings could adversely affect the Company.

•	The Company could be adversely affected if transitions in senior management are not successful.

•	Increased costs for raw materials or raw material shortages may adversely affect the Company’s operating results.

•	Increased fuel costs may adversely affect the Company’s operating results.

•	Proprietary technology protections may not be adequate and Company products may infringe on the rights of third parties.

•	Risks generally associated with the Company’s sophisticated information systems may adversely affect the Company’s operating results.

•	The Company could become subject to liability claims that are not adequately covered by insurance, and may have to pay damages and other expenses which may have an adverse affect on the Company’s operating results.

•	The loss of third-party licenses used by businesses within the Company’s Clinical Technologies and Services segment may adversely affect the Company’s operating results.

•	Tax legislation initiatives could adversely affect the Company’s net earnings.

CAPITALIZATION

The following table sets forth our short-term obligations and capitalization (1) at September 30, 2005, and (2) as adjusted to reflect the issuance and sale of the notes offered hereby. You should read this table together with our audited financial statements contained in our December 6, 2005 Form 8-K, as well as the information presented in our quarterly report on Form 10-Q for the three months ended September 30, 2005. See “Where You Can Find More Information and Incorporation of Certain Documents by Reference” on page S-19 of this prospectus supplement.

	September 30, 2005
	Actual	As Adjusted
	(in millions)
Short-term obligations:
Current portion of long-term obligations and other short-term borrowings	$405.3	$405.3

Long-term obligations:
% Notes due 2017 (1)	$—	$500.0
4.00% Notes due 2015	459.2	459.2
6.25% Notes due 2008	150.0	150.0
6.75% Notes due 2011	500.5	500.5
7.25% Senior subordinated notes due 2011	11.5	11.5
7.30% Notes due 2006	127.4	127.4
7.80% Debentures due 2016	75.7	75.7
7.00% Debentures due 2026	192.0	192.0
Preferred debt securities	650.0	650.0
Short-term borrowings, reclassified	5.4	5.4
Other long-term obligations, including capital leases	32.3	32.3

Total long-term obligations	$2,204.0	$2,704.0

Shareholders’ equity:
Preferred Shares, without par value; Authorized—0.5 million shares; Issued—none	$—	$—
Common shares, without par value; Authorized—755.0 million shares; Issued—477.9 million shares	2,812.9	2,812.9
Retained earnings	9,078.3	9,078.3
Common Shares in treasury, at cost—49.9 million shares	(3,019.8)	(3,019.8)
Other comprehensive income	7.5	7.5
Other	—	—

Total shareholders’ equity	$8,878.9	$8,878.9

Total capitalization	$11,082.9	$11,582.9

(1)	As of September 30, 2005, Cardinal Health had outstanding approximately $1,654.6 million of unsecured indebtedness and guarantees of subsidiary indebtedness for borrowed money with which the notes would rank equally. In addition, as of such date, Cardinal Health’s subsidiaries had outstanding approximately $619.7 million of indebtedness for borrowed money ($441.6 million of which is guaranteed by Cardinal Health), approximately $8.1 billion of trade payables, and $650.0 million of preferred debt securities issued by a special purpose accounts receivable and financing entity to which the notes would be effectively subordinated.

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended June 30,					Three Months Ended September 30,
	2001	2002	2003	2004	2005	2005
Ratio of Earnings to Fixed Charges . . . . . . .	7.7	11.0	15.1	17.7	9.2	7.2

The ratio of earnings to fixed charges is computed by dividing fixed charges of Cardinal Health and our subsidiaries into earnings before income taxes plus fixed charges. Fixed charges include interest expense, amortization of debt offering costs and the portion of rent expense which is deemed to be representative of the interest factor. In calculating the interest portion of rent expense in fiscal 2001 and 2002, we used a prior convention which assumed that one-third of rental payments represented interest. We refined the calculation for fiscal 2003, 2004 and 2005. See Exhibit 12 to our current report on Form 8-K dated December 12, 2005 incorporated herein by reference for more information.

USE OF PROCEEDS

The net proceeds from the sale of the notes, after deducting the underwriting discount and estimated expenses, will be approximately $                    . We expect to use the net proceeds from the sale of the notes for general corporate purposes, which may include working capital, capital expenditures, acquisitions, investments, repayment of indebtedness and repurchases of our equity securities. On June 27, 2005, we announced a $1 billion share repurchase program.

DESCRIPTION OF THE NOTES

General

The following information concerning the notes supplements, and should be read in conjunction with, the statements under “Description of Debt Securities” in the accompanying prospectus. Terms not defined herein are used as defined in the indenture referred to below. You should also read the entire indenture before you make any investment decision.

The notes will be issued as a series of unsecured debt securities under an indenture dated as of April 18, 1997 (the “indenture”) between Cardinal Health and J.P. Morgan Trust Company, National Association (successor trustee to Bank One, N.A., which was formerly known as Bank One, Columbus, N.A.), as trustee (the “trustee”). Cardinal Health may from time to time issue other series of debt securities under the indenture consisting of notes or other unsecured evidences of indebtedness, but, unless otherwise indicated, such other series will be separate from and independent of the notes. The indenture does not limit the amount of debt securities or any other debt that may be incurred by Cardinal Health. In addition, the provisions of the indenture do not afford holders of the notes protection in the event of a highly leveraged transaction, reorganization, restructuring, acquisition, merger or similar transaction involving Cardinal Health that could adversely affect holders of the notes. Reference is made to the accompanying prospectus for a description of other general terms of the debt securities. The indenture and the notes are governed by Ohio law.

The notes will be limited initially to $500 million aggregate principal amount and will mature on December     , 2017. Interest on the notes will accrue from December     , 2005, and will be payable semiannually on June 15 and December 15, commencing June 15, 2006, to the persons in whose names the notes are registered at the close of business on the June 1 or December 1 prior to the payment date at the annual rate set forth on the cover page of this prospectus supplement.

We may, at any time, without notice to or the consent of the holders of the notes, issue further notes having the same ranking and the same interest rate, maturity and other terms as the notes (other than the date of issuance and, under certain circumstances, the first interest payment date following the issue date of such further notes). Any such further notes, together with the notes offered by this prospectus supplement, will form a single series of the notes under the indenture.

The notes will not be entitled to the benefit of any sinking fund.

The notes will be issued in the form of one or more global notes (each, a “global note”), in registered form, without coupons, in denominations of $1,000 or any integral multiple thereof as described under “—Book-Entry System.”

There is no public trading market for the notes, and we do not intend to list the notes on a securities exchange or an automated quotation system.

Ranking of Notes

The notes will be unsecured and unsubordinated obligations of Cardinal Health and will rank equally in right of payment with all of Cardinal Health’s existing and future unsecured and unsubordinated indebtedness. As of September 30, 2005, Cardinal Health had outstanding approximately $1,654.6 million of unsecured indebtedness and guarantees of subsidiary indebtedness for borrowed money with which the notes would rank equally.

The notes will be effectively subordinated to the liabilities of Cardinal Health’s subsidiaries, including trade payables. As of September 30, 2005, Cardinal Health’s subsidiaries had approximately $619.7 million of indebtedness for borrowed money ($441.6 million of which is guaranteed by Cardinal Health), approximately $8.1 billion of trade payables, and $650.0 million of preferred debt securities issued by a special purpose accounts receivable and financing entity.

The notes will also effectively rank behind any secured debt of Cardinal Health.

Optional Redemption

The notes will be redeemable, in whole or, from time to time, in part, at the option of Cardinal Health at any time, at a redemption price equal to the greater of:

(1)	100% of the principal amount of the notes to be redeemed, or

(2)	as determined by a quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus basis points, plus, in each case, accrued and unpaid interest on the amount being redeemed to the date of redemption.

“Adjusted treasury rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

“Comparable treasury issue” means the United States Treasury security selected by a quotation agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of such notes.

“Comparable treasury price” means, with respect to any redemption date,

(1)	the average of the reference treasury dealer quotations for such redemption date, after excluding the highest and lowest such reference treasury dealer quotations, or

(2)	if the trustee obtains fewer than three such reference treasury dealer quotations, the average of all such quotations.

“Quotation agent” means the reference treasury dealer appointed by Cardinal Health.

“Reference treasury dealer” means,

(1)	each of Barclays Capital Inc. and J.P. Morgan Securities Inc. and their respective successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “primary treasury dealer”), Cardinal Health shall substitute therefor another primary treasury dealer, and

(2)	any other primary treasury dealer selected by Cardinal Health.

“Reference treasury dealer quotation” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by Cardinal Health, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such reference treasury dealer at 5:00 p.m. on the third business day preceding such redemption date.

Notice to holders of notes to be redeemed will be delivered by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. Unless Cardinal Health defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Covenants

The indenture contains certain covenants for the benefit of the holders of notes which limit our ability to incur liens, to enter into certain sale and lease-back, merger, and sale of assets transactions and to incur certain subsidiary debt.

Book-Entry System

The notes will be issued initially in the form of one or more global notes, in the aggregate principal amount of the issue, that will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), which will act as securities depository for the notes. The notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s parthership nominee) or such other name as may be requested by an authorized representative of DTC. DTC and any other depository which may replace DTC as depository for the notes are sometimes referred to herein as the “depository.” Except under the limited circumstances described below, notes represented by global notes will not be exchangeable for certificated notes.

So long as the depository, or its nominee, is the registered owner of a global note, such depository or such nominee, as the case may be, will be considered the sole registered holder of the individual notes represented by such global note for all purposes under the indenture. Payments of principal of and premium, if any, and any interest on individual notes represented by a global note will be made to the depository or its nominee, as the case may be, as the registered holder of such global note. Except as set forth below, owners of beneficial interests in a global note will not be entitled to have any of the individual notes represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of any such note and will not be considered the registered holder thereof under the indenture, including, without limitation, for purposes of consenting to any amendment thereof or supplement thereto as described in the accompanying prospectus.

The following is based on information furnished by DTC:

DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds and provides asset servicing for over 2.2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 100 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, FICC, and EMCC are also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has Standard & Poor’s highest rating: AAA. The DTC rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of each note (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all global notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of global notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the notes unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to Cardinal Health as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal, interest payments and redemption proceeds on the notes will be made to Cede & Co., or such other nominee, as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct

Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the trustee, on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of such Participant and not of DTC nor its nominee, any Agents, the trustee or Cardinal Health, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, interest and redemption proceeds to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of Cardinal Health or the trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as depository with respect to the notes at any time by giving reasonable notice to Cardinal Health or the trustee. Under such circumstances, in the event that a successor depository is not obtained, certificated notes are required to be printed and delivered in exchange for the notes represented by the global notes held by DTC.

In addition, Cardinal Health may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depositary). In that event, certificated notes will be printed and delivered in exchange for the notes represented by the global notes held by DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that Cardinal Health believes to be reliable, but Cardinal Health takes no responsibility for the accuracy thereof.

None of Cardinal Health, the underwriters, the trustee, any paying agent or the registrar for the notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters have severally and not jointly agreed to purchase from us, the principal amount of the notes listed opposite their names below. The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of these notes are purchased.

Underwriters	Principal Amount of Notes
Barclays Capital Inc.	$185,000,000
J.P. Morgan Securities Inc.	185,000,000
Banc of America Securities LLC	20,000,000
Goldman, Sachs & Co.	20,000,000
Morgan Stanley & Co. Incorporated	20,000,000
Lazard Capital Markets LLC	15,000,000
NatCity Investments, Inc.	15,000,000
SunTrust Capital Markets, Inc.	15,000,000
UBS Securities LLC	15,000,000
The Williams Capital Group, L.P.	10,000,000

Total	$500,000,000

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of     % of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of     % of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the discounts and commissions we will pay to the underwriters in respect to this offering:

Per note		%
Total	$

Each underwriter has represented to us and agreed with us that it has not made and will not make an offer of the notes to the public in any member state of the European Economic Area which has implemented the Prospectus Directive (a “Relevant Member State”) from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive. However, an underwriter may make an offer of the notes to the public in that Relevant Member State at any time on or after the Relevant Implementation Date to:

•	legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above information, the expression an “offer of the notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters presently intend to make a market in the notes after completion of the offering. However, the underwriters are under no obligation to do so and may discontinue any market-making activities at any time without notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

We have been advised by certain of the underwriters that they may make the notes available for distribution on the Internet through a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. We have also been advised by certain of the underwriters that Market Axess Inc. is providing the system as a conduit for communications between these underwriters and their customers and is not a party to any transactions. We have also been advised by certain of the underwriters that Market Axess Inc. is a registered broker-dealer and will receive compensation from these underwriters based on transactions conducted through the system. We have been advised by these underwriters that they will make the notes available to their customers through the Internet on the same terms as distributions of the notes made through other channels. Other than this prospectus supplement, the accompanying prospectus and any registration statement of which they form a part, each in electronic format as filed with the SEC, the information on any Web site is not a part of this prospectus supplement, the accompanying prospectus or any registration statement of which they form a part.

The expenses of the offering, not including the underwriting discount, are estimated to be $225,000 and are payable by us.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or, if such indemnification is not available, to contribute to payments the underwriters may be required to make in respect of these liabilities.

Lazard Capital Markets LLC, or Lazard Capital Markets, has entered into an agreement with Mitsubishi UFJ Securities (USA), Inc., or MUS (USA), pursuant to which MUS (USA) provides certain advisory and/or other services to Lazard Capital Markets, including in respect of this offering. In return for this provision of such services by MUS (USA) to Lazard Capital Markets, Lazard Capital Markets will pay to MUS (USA) a mutually agreed upon fee.

Certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates. J.P. Morgan Trust Company, National Association, the trustee of the notes as well as other notes issued by us, is an affiliate of J.P. Morgan Securities Inc.

LEGAL MATTERS

The validity of the notes will be passed upon for us by Baker & Hostetler LLP, Cleveland, Ohio and by John M. Adams, Jr., Vice President and Associate General Counsel of Cardinal Health. Mr. Adams is paid a salary by the Company and he participates in various employee benefit plans offered to its employees generally. Mr. Adams holds unvested equity incentive awards with respect to Common Shares of the Company valued at greater than $50,000. Certain legal matters with respect to the notes will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedule as of June 30, 2005 and 2004, and for each of the three years in the period ended June 30, 2005, appearing in Cardinal Health’s current report on Form 8-K dated December 6, 2005 and Cardinal Health’s management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2005 included in Cardinal Health’s annual report on Form 10-K for the fiscal year ended June 30, 2005, incorporated by reference in this prospectus supplement and accompanying prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important business and financial information to you that is not included in or delivered with this prospectus supplement and the accompanying prospectus by referring you to publicly filed documents that contain the omitted information.

You may read and copy the information that we incorporate by reference in this prospectus supplement and the accompanying prospectus as well as other reports, proxy statements and other information that we file with the SEC at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, we are required to file electronic versions of those materials with the SEC through the SEC’s EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information that registrants, such as us, file electronically with the SEC. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: Attention: Investor Relations, Cardinal Health, Inc., 7000 Cardinal Place, Dublin, Ohio 43017, (614) 757-5222. These reports, proxy statements and other information may also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities described in this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement, some of which is contained in exhibits included with or incorporated by reference into the registration statement. The registration statement, including the exhibits contained or incorporated by reference therein, can be read at the SEC’s website or at the SEC offices referred to above. Any statement made in this prospectus supplement or the accompanying prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

Rather than include certain information in this prospectus supplement and the accompanying prospectus that we have already included in documents filed with the SEC, we are incorporating this information by reference. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus. Accordingly, we incorporate by reference the following documents filed with the SEC by us and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering of securities has been completed; provided, however, that we are not incorporating any information furnished under Item 2.02, Item 7.01 or Item 9.01 of any Current Report on Form 8-K:

•	Our Current Report on Form 8-K, dated December 12, 2005, filed on December 12, 2005;

•	Our Current Report on Form 8-K, dated December 6, 2005, filed on December 6, 2005 updating previously filed financial statements, Notes to the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations as of June 30, 2005 and 2004 and for each of the three years in the period ending June 30, 2005. These updated financial statements, Notes to the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations reflect the reclassification of the sterile pharmaceutical manufacturing business in Humacao, Puerto Rico as discontinued operations and reflect the modifications in the way in which corporate costs are allocated to our reportable segments;

•	Our Current Report on Form 8-K, dated November 18, 2005, filed on November 22, 2005;

•	Our Current Report on Form 8-K, dated November 1, 2005, filed on November 7, 2005;

•	Our Current Report on Form 8-K, dated September 29, 2005, filed on October 3, 2005;

•	Our Current Report on Form 8-K, dated September 15, 2005, filed on September 21, 2005;

•	Our Current Report on Form 8-K, dated September 2, 2005, filed on September 9, 2005;

•	Our Current Report on Form 8-K, dated August 3, 2005, filed on August 5, 2005;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005, filed on November 8, 2005; and

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2005, filed on September 12, 2005.

Any statement contained or incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein, or in any subsequently filed document which also is incorporated by reference herein, modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

COMMON SHARES AND DEBT SECURITIES

OFFERING PRICE: $1,000,000,000

We may offer, from time to time:

(i)	common shares, and

(ii)	unsecured debt securities.

For each type of securities listed above, the amount, price and terms will be determined at or prior to the time of sale.

We will provide the specific terms of these securities in an accompanying prospectus supplement or supplements. You should read this prospectus and the accompanying prospectus supplement or supplements carefully before you invest.

Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell of any of these securities unless accompanied by a prospectus supplement.

The date of this prospectus is December 24, 2002.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) using a “shelf ” registration process. Under this shelf process, we may sell in one or more offerings any combination of our debt securities and our common shares with an aggregate public offering price of up to $1,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information and Incorporation of Certain Documents by Reference.”

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to “we,” “us,” or “our” mean Cardinal Health, Inc. and its consolidated subsidiaries, and references to “Cardinal Health” refer to Cardinal Health, Inc. excluding its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION AND

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available on the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and its copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC, which includes exhibits and other information not included in this prospectus. The SEC allows us to “incorporate by reference” into this prospectus the information we file with it. This means that we are disclosing important information to you by referring to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below which we have previously filed with the SEC and any filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to our sale of all of the securities covered by this prospectus.

SEC Filings	Period/Date
Annual Report on Form 10-K	Fiscal Year ended June 30, 2002
Quarterly Report on Form 10-Q	Fiscal Quarter ended September 30, 2002
Current Reports on Form 8-K	Filed October 22, 2002, November 6, 2002 and December 13, 2002
Description of common shares contained in Registration Statement on Form 8-A	Filed August 19, 1994

We will furnish without charge to each person (including any beneficial owner) to whom a prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits). Requests for such documents should be made to:

Cardinal Health, Inc.

7000 Cardinal Place

Dublin, Ohio 43017

(614) 757-5222

Attention: Investor Relations

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. The information in this prospectus is current only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the “PSLRA”) provides a “safe harbor” for “forward-looking statements” (as defined in the PSLRA). This prospectus, Cardinal Health’s Form 10-K, Cardinal Health’s Annual Report to Shareholders, any Form 10-Q or any Form 8-K of Cardinal Health, our press releases, or any other written or oral statements made by or on behalf of Cardinal Health, may include or incorporate by reference forward-looking statements which reflect Cardinal Health’s current view (as of the date such forward-looking statement is first made) with respect to future events, prospects, projections or financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from those made, implied or projected in or by such statements. These uncertainties and other factors include, but are not limited to:

—uncertainties relating to general economic, business and market conditions;

—the loss of one or more key customer or supplier relationships, such as pharmaceutical and medical/surgical manufacturers for which alternative supplies may not be available or easily replaceable;

—challenges associated with integrating our information systems with those of our customers and/or suppliers;

—potential liabilities associated with warranties of our information systems, and the malfunction or failure of our information systems or those of third parties with whom we do business, such as malfunctions or failures associated with date-related issues and disruption to Internet-related operations;

—the costs and difficulties related to the integration of recently acquired businesses;

—changes to the presentation of financial results and position resulting from adoption of new accounting principles or upon the advice of our independent auditors or the staff of the SEC;

—changes in the distribution or outsourcing pattern for pharmaceutical and medical/surgical products and services, including an increase in direct distribution or a decrease in contract packaging by pharmaceutical manufacturers;

—changes in government regulations or our failure to comply with those regulations;

—the costs and other effects of legal and administrative proceedings;

—injury to person or property resulting from our manufacturing, packaging, repackaging, drug delivery system development and manufacturing, information systems, or pharmacy management services;

—competitive factors in our health care service businesses, including pricing pressures;

—unforeseen changes in our existing agency and distribution arrangements;

—the continued financial viability and success of our customers, suppliers and franchisees;

—difficulties encountered by our competitors, whether or not we face the same or similar issues;

—technological developments and products offered by competitors;

—failure to retain or continue to attract senior management or key personnel;

—risks associated with international operations, including fluctuations in currency exchange ratios and implementation of the Euro currency;

—costs associated with protecting our trade secrets and enforcing our patent, copyright and trademark rights, and successful challenges to the validity of our patents, copyrights or trademarks;

—difficulties or delays in the development, production, manufacturing, and marketing of new products and services;

—strikes or other labor disruptions;

—labor and employee benefit costs;

—pharmaceutical and medical/surgical manufacturers’ pricing policies and overall drug price inflation;

—changes in hospital buying groups or hospital buying practices; and

—other factors described in our Form 10-K or the documents we file with the SEC.

The words “believe,” “expect,” “anticipate,” “project,” and similar expressions, among others, identify “forward-looking statements,” which speak only as of the date the statement was made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE COMPANY

We are a leading provider of products and services supporting the health care industry. We offer a broad spectrum of products and services to both upstream customers, including pharmaceutical, biotech, medical/surgical and lab manufacturers, and downstream customers, including pharmacies and hospitals, physician offices and other sites of care.

We offer these products and services through four primary business units:

—pharmaceutical distribution and provider services;

—automation and information services;

—medical-surgical products and services; and

—pharmaceutical technologies and services.

We employ approximately 50,000 people on five continents and have annual revenues exceeding $44 billion.

The mailing address of our executive offices is 7000 Cardinal Place, Dublin, Ohio 43017, and our telephone number is (614) 757-5000.

The foregoing information concerning Cardinal Health does not purport to be comprehensive. For additional information concerning our business and affairs, including capital requirements and external financing plans, pending legal and regulatory proceedings and descriptions of certain laws and regulations to which we may be subject, please refer to the documents incorporated by reference into this prospectus.

USE OF PROCEEDS

Except as we may describe otherwise in a prospectus supplement, we will use the proceeds from the sale of the securities offered by this prospectus for general corporate purposes, which may include working capital, capital expenditures, repayment or refinancing of indebtedness, acquisitions, and investments.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the fiscal years ended June 30, 1998 through 2002 and for the three months ended September 30, 2002 was as follows:

	Fiscal Year Ended June 30,					Three Months Ended September 30, 2002
	1998	1999	2000	2001	2002
Ratio of Earnings to Fixed Charges	6.3	6.4	7.3	7.6	10.7	11.4

The ratio of earnings to fixed charges is computed by dividing fixed charges of Cardinal Health into earnings before income taxes plus fixed charges. Fixed charges include interest expense, amortization of debt offering costs, and the portion of rent expense that is deemed to be representative of the interest factor.

DESCRIPTION OF COMMON SHARES

The following is a summary of certain rights of the holders of our common shares. Reference is made to Cardinal Health’s Amended and Restated Articles of Incorporation, as amended (the “Articles”), and Cardinal Health’s Amended and Restated Code of Regulations, as amended (the “Regulations”), copies of which are filed as exhibits to the registration statement of which this prospectus is a part and are incorporated into this prospectus by reference. See “Where You Can Find More Information and Incorporation of Certain Documents by Reference” on page 3 of this prospectus for information on how to obtain a copy of the Articles or Regulations.

Cardinal Health’s Articles authorize it to issue up to 750,000,000 common shares. On December 13, 2002, approximately 440,952,550 common shares were issued and outstanding, approximately 21,997,300 were held in treasury, approximately 100,747,400 common shares were reserved for issuance under stock based benefit plans and approximately 14,700,000 were reserved for issuance under an equity shelf registration statement. The Articles also authorize us to issue up to 5,000,000 Class B common shares, none of which is outstanding or reserved for issuance, and 500,000 non-voting preferred shares, none of which is outstanding or reserved for issuance.

From time to time, Cardinal Health may issue additional authorized but unissued common shares for share dividends, stock splits, employee benefit programs, financing and acquisition transactions, and other general purposes. Those common shares will be available for issuance without action by Cardinal Health’s shareholders, unless action by the Cardinal Health shareholders is required by applicable law or the rules of the New York Stock Exchange or any other stock exchange on which common shares may be listed in the future.

All of the outstanding common shares are fully paid and nonassessable. Holders of common shares do not have preemptive rights and have no right to convert their common shares into any other security. All common shares are entitled to participate equally and ratably in dividends, when and as declared by Cardinal Health’s board of directors. In the event of the liquidation of Cardinal Health, holders of common shares are entitled to share ratably in assets remaining after payment of all liabilities, subject to prior distribution rights of any preferred shares then outstanding. Holders of common shares are entitled to one vote per share in the election of directors and upon all matters on which shareholders are entitled to vote. Holders of Class B common shares (if any are issued in the future) are entitled to one-fifth of one vote per share in the election of directors and upon all matters on which shareholders are entitled to vote. Under certain circumstances, holders of Class B common shares have a right to a separate class vote. Under Ohio law, Cardinal Health shareholders are generally afforded the right to vote their common shares cumulatively for the election of nominees to fill the particular class of directors to be elected at each annual meeting, subject to compliance with certain procedural requirements.

Cardinal Health’s board of directors currently consists of fourteen members, divided into two classes of five members each and a third class of four members. The Regulations provide that the number of directors may be increased or decreased by action of the board of directors upon the majority vote of the board, but in no case may the number of directors be fewer than nine or more than fourteen without an amendment approved by the affirmative vote of the holders of not less than 75% of the shares having voting power with respect to that proposed amendment. Ohio law provides that shareholders of an “issuing public corporation,” which definition includes Cardinal Health, whose board of directors is classified may remove a director from office only for cause. The Regulations require that any proposal to either remove a director during his term of office or to further amend the Regulations relating to the classification or removal of directors be approved by the affirmative vote of the holders of not less than 75% of the shares having voting power with respect to such proposal. The board of directors may fill any vacancy with a person who will serve until the shareholders hold an election to fill the vacancy. The purpose of these provisions is to prevent directors from being removed from office prior to the expiration of their respective terms, thus protecting the safeguards inherent in the classified board structure unless dissatisfaction with the performance of one or more directors is widely shared by Cardinal Health’s shareholders. These provisions could also have the effect of increasing from one year to two or three years (depending upon the number of common shares held) the amount of time required for an acquiror to obtain control of Cardinal Health by electing a majority of the board of directors and may also make the removal of incumbent management more difficult and discourage or render more difficult certain mergers, tender offers, proxy contests, or other potential takeover proposals.

Certain Anti-Takeover Provisions of Ohio Law

Chapter 1704 of the Ohio Revised Code (the “Ohio Law”) provides generally that any person who acquires 10% or more of a corporation’s voting stock (thereby becoming an “interested shareholder”) may not engage in a wide range of “business combinations” with the corporation for a period of three years following the date the person became an interested shareholder, unless the directors of the corporation have approved the transactions or the interested shareholder’s acquisition of shares of the corporation prior to the date the interested shareholder became an interested shareholder of the corporation. These restrictions on interested shareholders do not apply under certain circumstances, including, but not limited to, the following: (i) if the corporation’s original articles of incorporation contain a provision expressly electing not to be governed by Chapter 1704 of the Ohio Law; (ii) if the corporation, by action of its shareholders, adopts an amendment to its articles of incorporation expressly electing not to be governed by such section; or (iii) if, on the date the interested shareholder became a shareholder of the corporation, the corporation did not have a class of voting shares registered or traded on a national securities exchange. Cardinal Health’s Articles do not contain a provision electing not to be governed by Chapter 1704.

Under Section 1701.831 of the Ohio Law, unless the articles of incorporation or regulations of a corporation otherwise provide, a “control share acquisition” of an issuing public corporation can be made only with the prior approval of the corporation’s shareholders. A “control share acquisition” is defined as any acquisition of shares of a corporation that, when added to all other shares of that corporation owned by the acquiring person, would enable that person to exercise levels of voting power in any of the following ranges: at least 20% but less than 33 1/3%, at least 33 1/3% but less than 50%, or 50% or more. Although Cardinal Health is an issuing public corporation, the Regulations expressly provide that the provisions of Section 1701.831 of the Ohio Law do not apply to it.

Transfer Agent and Registrar

The transfer agent and registrar for the common shares is EquiServe Trust Company, Jersey City, New Jersey.

DESCRIPTION OF DEBT SECURITIES

The debt securities offered by this prospectus will be unsecured obligations of Cardinal Health and will be issued under an indenture dated as of April 18, 1997, between Cardinal Health and Bank One, N.A. (formerly known as Bank One, Columbus, N.A.), as trustee.

The following briefly summarizes the material provisions of the indenture and the debt securities. You should read the more detailed provisions of the indenture, including the defined terms, because they, and not this description, define the rights of holders of debt securities. You should also read the particular terms of the debt securities, which will be described in more detail in the applicable prospectus supplement. See “Where You Can Find More Information and Incorporation of Certain Documents by Reference” for information on how to obtain a copy of the indenture. The indenture has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

General

The indenture provides that the debt securities may be issued from time to time in one or more series. The indenture does not limit the amount of debt securities or any other debt we may incur except as provided below under “Limitations on Subsidiary Debt.” Unless otherwise specified in a prospectus supplement, a default in our obligations with respect to any other indebtedness will not constitute a default or an event of default with respect to the debt securities. The indenture does not contain any covenants or provisions that afford holders of debt securities protection in the event of a highly leveraged transaction. The debt securities will be unsecured and will rank on a parity with all of Cardinal Health’s other unsecured and unsubordinated indebtedness.

We conduct nearly all of our operations through subsidiaries and we expect that we will continue to do so. As a result, the right of Cardinal Health to participate as a shareholder in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise and the ability of holders of debt securities to benefit as creditors of Cardinal Health from any distribution are subject to the prior claims of creditors of the subsidiary. As of September 30, 2002, Cardinal Health had outstanding approximately $1.7 billion of indebtedness and guarantees of subsidiary indebtedness for borrowed money with which the debt securities would rank equally. In addition, as of such date, Cardinal Health’s subsidiaries had outstanding approximately $638.5 million of indebtedness for borrowed money ($501.2 million of which is guaranteed by Cardinal Health). On a consolidated basis, Cardinal Health’s subsidiaries had approximately $5.3 billion of trade payables and $400.0 million of preferred debt securities issued by a special purpose accounts receivable and financing entity as of September 30, 2002, to which the debt securities would be effectively subordinated.

The prospectus supplement relating to any series of debt securities will, among other things, describe the following terms, where applicable:

—the designation, aggregate principal amount and purchase price;

—the date or dates on which principal is payable;

—the interest rate or the method of computing the interest rate;

—the interest payment date and any related record dates;

—any redemption, repayment or sinking fund provisions; and

—any other specific terms of the debt securities.

Unless otherwise specified in a prospectus supplement, principal and premium, if any, will be payable, and the debt securities will be transferable and exchangeable without service charge, at the office of the trustee. Interest on any series of debt securities will be payable on the interest payment dates to the persons in whose names the debt securities are registered at the close of business on the related record dates, and, unless other arrangements are made, will be paid by checks mailed to such persons.

Debt securities may be issued as discounted debt securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) and sold at a discount which may be substantially below their stated principal amount (“Original Issue Discount Securities”). The applicable prospectus supplement may describe the Federal income tax consequences and other special considerations applicable to any Original Issue Discount Securities.

Definitions

The definitions set forth below are a description of the terms that are defined in the indenture and used in this prospectus. The complete definitions are set forth in the indenture.

“Attributable Debt” means in connection with a sale and lease-back transaction the lesser of:

—the fair value of the assets subject to the transaction; or

—the aggregate of present values (discounted at a rate per annum equal to the weighted average Yield to Maturity of the debt securities of all series then outstanding and compounded semiannually) of our obligations for rental payments during the remaining term of all leases.

“Consolidated Net Tangible Assets” means the aggregate amount of assets after deducting therefrom:

—all current liabilities (excluding any thereof constituting Funded Indebtedness by reason of being renewable or extendable); and

—all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on our most recent balance sheet and computed in accordance with generally accepted accounting principles.

“Consolidated Subsidiary” means any Subsidiary substantially all the property of which is located, and substantially all the operations of which are conducted, in the United States of America whose financial statements are consolidated with those of Cardinal Health in accordance with generally accepted accounting principles practiced in the United States of America.

“Exempted Debt” means the sum of the following as of the date of determination:

—our indebtedness incurred after the date of the indenture and secured by liens not permitted by the limitation on liens provisions of the indenture; and

—our Attributable Debt in respect of every sale and lease-back transaction entered into after the date of the indenture, other than leases permitted by the limitation on sale and lease-back provisions of the indenture.

“Financing Subsidiary” means any Subsidiary, including its Subsidiaries, engaged in one or more of the following activities:

—the business of making loans or advances, extending credit or providing financial accommodations (including leasing new or used products) to others;

—the business of purchasing notes, accounts receivable (whether or not payable in installments), conditional sale contracts or other obligations of others originating in sales at wholesale or retail; or

—any other business as may be reasonably incidental to those described herein, including the ownership and use of property in connection with it.

“Funded Indebtedness” means all Indebtedness having a maturity of more than 12 months from the date as of which the amount of Indebtedness is to be determined or having a maturity of less than 12 months but by its terms being renewable or extendable beyond 12 months from such date at the option of the borrower.

“Indebtedness” means all items classified as indebtedness on our most recently available balance sheet in accordance with generally accepted accounting principles.

“Original Issue Discount Security” means any debt security that provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof following an event of default.

“Rate Hedging Obligations” means any and all obligations of anyone arising under:

—any and all agreements, devices or arrangements designed to protect at least one of the parties thereto from the fluctuations of interest rates, exchange rates or forward rates applicable to such party’s assets, liabilities or exchange transactions; and

—any and all cancellations, buybacks, reversals, terminations or assignments of the same.

“Restricted Subsidiary” means a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and as amended from time to time.

“Senior Funded Indebtedness” means any of our Funded Indebtedness that is not subordinated in right of payment to any of our other Indebtedness.

“Subsidiary” means any corporation of which at least a majority of the outstanding stock having voting power (under ordinary circumstances) to elect a majority of the board of directors of that corporation is at the time owned by Cardinal Health or by Cardinal Health and one or more Subsidiaries or by one or more Subsidiaries.

“Yield to Maturity” means the yield to maturity on a series of debt securities, calculated at the time of issuance of such series, or, if applicable, at the most recent redetermination of interest on such series, and calculated in accordance with accepted financial practice.

Certain Covenants

The following is a summary of the material covenants contained in the indenture.

Limitation on Liens.

So long as any of the debt securities remain outstanding, Cardinal Health will not, and it will not permit any Consolidated Subsidiary to, create or assume any Indebtedness for borrowed money that is secured by a mortgage, pledge, security interest or lien (“liens”) of or upon any assets of Cardinal Health or any Consolidated Subsidiary, whether now owned or hereafter acquired, without equally and ratably securing the debt securities by a lien ranking ratably with and equal to such secured Indebtedness. The foregoing restriction does not apply to:

(a)	liens existing on April 18, 1997, the date of the indenture;

(b)	liens on assets of any corporation existing at the time it becomes a Consolidated Subsidiary;

(c)	liens on assets existing at the time we acquire them, or to secure the payment of the purchase price for them, or to secure Indebtedness incurred or guaranteed by Cardinal Health or a Consolidated

Subsidiary for the purpose of financing the purchase price of assets or improvements to or construction of them, which Indebtedness is incurred or guaranteed prior to, at the time of, or within 360 days after the acquisition (or in the case of real property, completion of such improvement or construction or commencement of full operation of the property, whichever is later);

(d)	liens securing Indebtedness owing by any Consolidated Subsidiary to Cardinal Health or another wholly owned domestic Subsidiary;

(e)	liens on any assets of a corporation existing at the time the corporation is merged into or consolidated with Cardinal Health or a Subsidiary or at the time of a purchase, lease or other acquisition of the assets of a corporation or firm as an entirety or substantially as an entirety by Cardinal Health or a Subsidiary;

(f)	liens on any assets of Cardinal Health or a Consolidated Subsidiary in favor of the United States of America or any State thereof, or in favor of any other country, or political subdivision thereof, to secure certain payments pursuant to any contract or statute or to secure any Indebtedness incurred or guaranteed for the purpose of financing all or any part of the purchase price (or, in the case of real property, the cost of construction) of the assets subject to such liens (including, but not limited to, liens incurred in connection with pollution control, industrial revenue or similar financings);

(g)	any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part, of any lien referred to in the foregoing clauses (a) to (f), inclusive;

(h)	certain statutory liens or other similar liens arising in the ordinary course of business or certain liens arising out of governmental contracts;

(i)	certain pledges, deposits or liens made or arising under workers’ compensation or similar legislation or in certain other circumstances;

(j)	liens created by or resulting from certain legal proceedings, including certain liens arising out of judgments or awards;

(k)	liens for certain taxes or assessments, landlord’s liens and liens and charges incidental to the conduct of our business, or our ownership of our assets which were not incurred in connection with the borrowing of money and which do not, in our opinion, materially impair our use of such assets in our operations or the value of the assets for its purposes; or

(l)	liens on any assets of a Financing Subsidiary.

Notwithstanding the foregoing restrictions, we may create or assume any Indebtedness which is secured by a lien, without securing the debt securities, provided that at the time of such creation or assumption, and immediately after giving effect thereto, the Exempted Debt then outstanding at such time does not exceed 20% of Consolidated Net Tangible Assets.

Limitations on Subsidiary Debt.

Cardinal Health will not permit any Restricted Subsidiary directly or indirectly to incur any Indebtedness for borrowed money, except that the foregoing restrictions will not apply to the incurrence of:

(a)	Indebtedness outstanding on April 18, 1997, the date of the indenture;

(b)	Indebtedness of a Restricted Subsidiary that represents its assumption of Indebtedness of another Subsidiary, and Indebtedness owed by any Restricted Subsidiary to Cardinal Health or to another Subsidiary; provided that such Indebtedness will be held at all times by either Cardinal Health or a Subsidiary; and provided further that upon the transfer or disposition of such Indebtedness to someone other than Cardinal Health or another Subsidiary, the incurrence of such Indebtedness will be deemed to be an incurrence that is not permitted;

(c)	Indebtedness arising from (i) the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; or (ii) the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided that such overdraft is extinguished within five business days of incurrence;

(d)	Indebtedness arising from guarantees of loans and advances by third parties to employees and officers of a Restricted Subsidiary in the ordinary course of business for bona fide business purposes; provided that the aggregate amount of such guarantees by all Restricted Subsidiaries does not exceed $1,000,000;

(e)	Indebtedness incurred by a foreign Restricted Subsidiary in the ordinary course of business;

(f)	Indebtedness of any corporation existing at the time such corporation becomes a Restricted Subsidiary or is merged into a Restricted Subsidiary or at the time of a purchase, lease or other acquisition by a Restricted Subsidiary of all or substantially all of the assets of such corporation;

(g)	Indebtedness of a Restricted Subsidiary arising from agreements or guarantees providing for or creating any obligations of Cardinal Health or any of its Subsidiaries incurred in connection with the disposition of any business, property or Subsidiary, excluding guarantees or similar credit support by a Restricted Subsidiary of indebtedness incurred by the acquirer of such business, property or Subsidiary for the purpose of financing such acquisition;

(h)	Indebtedness of a Restricted Subsidiary with respect to bonds, bankers’ acceptances or letters of credit provided by such Subsidiary in the ordinary course of business;

(i)	Indebtedness secured by a lien permitted by the provisions regarding limitations on liens or arising in respect of a sale and lease-back transaction permitted by the provisions regarding such transactions, or any Indebtedness incurred to finance the purchase price or cost of construction of improvements with respect to property or assets acquired after April 18, 1997, the date of the indenture;

(j)	Indebtedness that is issued, assumed or guaranteed in connection with compliance by a Restricted Subsidiary with the requirements of any program, applicable to such Restricted Subsidiary, adopted by any governmental authority that provides for financial or tax benefits which are not available directly to Cardinal Health;

(k)	Indebtedness arising from Rate Hedging Obligations incurred to limit risks of currency or interest rate fluctuations to which a Subsidiary is otherwise subject by virtue of the operations of its business, and not for speculative purposes;

(l)	Indebtedness incurred by any Financing Subsidiary; and

(m)	Indebtedness incurred in connection with refinancing of any Indebtedness described in (a), (b), (f), (g), and (i) above (“Refinancing Indebtedness”), provided that:

(i)	the principal amount of the Refinancing Indebtedness does not exceed the principal amount of the Indebtedness refinanced (plus the premiums paid and expenses incurred in connection therewith),

(ii)	the Refinancing Indebtedness has a weighted average life to maturity equal to or greater than the weighted average life to maturity of the Indebtedness being refinanced, and

(iii)	the Refinancing Indebtedness ranks no more senior, and is at least as subordinated in right of payment, as the Indebtedness being refinanced.

Notwithstanding the foregoing restrictions, Restricted Subsidiaries may incur any Indebtedness for borrowed money that would otherwise be subject to the foregoing restrictions in an aggregate principal amount which, together with the aggregate principal amount of other Indebtedness (not including the Indebtedness permitted above), does not, at the time such Indebtedness is incurred, exceed 20% of Consolidated Net Tangible Assets.

Limitation on Sale and Lease-Back Transactions.

Sale and lease-back transactions (except those transactions involving leases for less than three years) by Cardinal Health or any Consolidated Subsidiary of any assets are prohibited unless:

—Cardinal Health or the Consolidated Subsidiary would be entitled to incur Indebtedness secured by a lien on the assets to be leased in an amount at least equal to the Attributable Debt with respect to such transaction without equally and ratably securing the debt securities; or

—the proceeds of the sale of the assets to be leased are at least equal to their fair value as determined by Cardinal Health’s board of directors and the proceeds are applied to the purchase or acquisition (or, in the case of real property, the construction) of assets or to the retirement of Senior Funded Indebtedness.

The foregoing limitation will not apply if at the time Cardinal Health or any Consolidated Subsidiary enters into such sale and lease-back transaction, immediately after giving effect thereto, Exempted Debt does not exceed 20% of the Consolidated Net Tangible Assets.

Merger, Consolidation, Sale, Lease or Conveyance.

Cardinal Health will not merge or consolidate with any other corporation and will not sell, lease or convey all or substantially all its assets to any person, unless:

—Cardinal Health will be the continuing corporation; or

—(a) the successor corporation or person that acquires all or substantially all of Cardinal Health’s assets is a corporation organized under the laws of the United States or a State thereof or the District of Columbia; and (b) the successor corporation or person expressly assumes all of Cardinal Health’s obligations under the indenture and the debt securities; and (c) immediately after such merger, consolidation, sale, lease or conveyance, the successor corporation or person is not in default in the performance of the covenants and conditions of the indenture to be performed or observed by Cardinal Health.

Book-Entry Debt Securities

The debt securities of a series may be represented by one or more global securities that will be deposited with, or on behalf of, a depositary or its nominee identified in the applicable prospectus supplement. The one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series. Unless and until it is exchanged in whole or in part for debt securities in registered form, a global security may not be registered for transfer or exchange except as a whole by the depositary and except in the circumstances described in the applicable prospectus supplement.

The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a global security will be described in the applicable prospectus supplement. However, we expect that the following provisions will apply to depositary arrangements:

—Unless otherwise specified in the applicable prospectus supplement, debt securities that are to be represented by a global security will be registered in the name of the depositary or its nominee;

—Upon the issuance and deposit of such global security with the depositary, the depositary will credit on its book-entry registration and transfer system the respective principal amounts of the debt securities represented by the global security to the accounts of institutions that have accounts with the depositary or its nominee (“participants”);

—Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants;

—Ownership of beneficial interests by participants will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary or its nominee; and

—Ownership of beneficial interests by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant.

The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. These limitations and laws may impair the ability to transfer beneficial interests in such global securities.

As long as the depositary or its nominee is the registered owner of a global security, the depositary or its nominee will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Unless otherwise specified in the applicable prospectus supplement, owners of beneficial interests in global securities will not be entitled to have debt securities registered in their names, will not receive or be entitled to receive physical delivery of debt securities in certificated form, and will not be considered the holders for any purposes under the indenture. Accordingly, each person owning a beneficial interest in the global security must rely on the procedures of the depositary and, if the person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the indenture.

We understand that under existing industry practices, if we request any action of holders or an owner of a beneficial interest desires to give any notice or take any action a holder is entitled to give or take under the indenture, the depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Principal of and any premium and interest on a global security will be payable as described in the applicable prospectus supplement.

Modification of the Indenture

Cardinal Health and the trustee cannot modify the indenture or any supplemental indenture or the rights of the holders of the debt securities without the consent of holders of not less than 66 2/3% in principal amount of the debt securities at the time outstanding of all series affected (voting as one class). Cardinal Health and the trustee cannot modify the indenture without the consent of the holder of each outstanding debt security of such series affected by such modification to:

(1)	extend the final maturity of any of the debt securities; or

(2)	reduce the principal amount; or

(3)	reduce the rate or extend the time of payment of interest; or

(4)	reduce any amount payable on redemption; or

(5)	reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon an acceleration of the maturity; or

(6)	reduce the amount provable in bankruptcy; or

(7)	impair or affect the right of any holder of the debt securities to institute suit for payment.

In addition, the consent of all holders of debt securities is required to reduce the percentage of consent required to effect any modification.

Cardinal Health and the trustee may modify the indenture or enter into supplemental indentures without the consent of the holders of the debt securities, in certain cases, including:

(1)	to convey, transfer, assign, mortgage or pledge to the trustee as security for the debt securities any property or assets;

(2)	to evidence the succession of another corporation to Cardinal Health and the assumption by the successor corporation of the covenants, agreements and obligations of Cardinal Health;

(3)	to add to Cardinal Health’s covenants any further covenants, restrictions, conditions or provisions considered to be for the protection of the holders;

(4)	to cure any ambiguity or to correct or supplement any provision contained in the indenture which may be defective or inconsistent with any other provision contained in the indenture or to make such other provisions in regard to matters or questions arising under the indenture that will not adversely affect the interests of the holders of the debt securities in any material respect;

(5)	to establish the form or terms of debt securities; and

(6)	to evidence or provide for the acceptance of appointment by a successor trustee and to add to or change any of the provisions of the indenture that may be necessary to provide for or facilitate the administration of the trusts created thereunder by more than one trustee.

Events of Default

The following constitute events of default under debt securities of any series:

(1)	failure to pay principal of and premium, if any, on any debt securities of such series when due;

(2)	failure to pay interest on any debt securities of such series when due for 30 days;

(3)	failure to perform any other covenant or agreement of Cardinal Health in the debt securities of such series or the indenture for 90 days after written notice to Cardinal Health specifying that such notice is a “notice of default” under the indenture;

(4)	failure to pay any sinking fund installment when due on any debt securities of such series;

(5)	certain events of bankruptcy, insolvency, or reorganization of Cardinal Health; and

(6)	any other event of default provided in the supplemental indenture or resolutions of Cardinal Health’s board of directors of any debt securities of such series.

If an event of default occurs and is continuing due to the default in the performance or breach of (1), (2), (3), or (4) above with respect to any series of debt securities but not with respect to all outstanding debt securities issued, either the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of each affected series (each series voting as a separate class) may declare the principal amount and interest accrued of all such affected series of debt securities to be due and payable immediately.

If an event of default occurs and is continuing due to a default in the performance of any of the covenants or agreements in the indenture applicable to all outstanding debt securities issued and then outstanding or due to certain events of bankruptcy, insolvency or reorganization of Cardinal Health, either the trustee or the holders of not less than 25% in principal amount of all debt securities issued (treated as one class) may declare the principal amount and interest accrued of all such debt securities to be due and payable immediately. However, such declarations may be annulled and any defaults may be waived upon the occurrence of certain conditions including deposit by Cardinal Health with the trustee of a sum sufficient to pay all matured installments of interest and principal and certain expenses of the trustee.

Unless otherwise specified in a prospectus supplement, a default by Cardinal Health with respect to any Indebtedness other than the debt securities will not constitute an event of default with respect to the debt securities.

The trustee may withhold notice to the holders of any series of the debt securities of any default (except in payment of principal of, or interest on, or in the payment of any sinking or purchase fund installment) if the trustee considers it in the interest of such holders to do so.

Subject to the provisions for indemnity and certain other limitations contained in the indenture, the holders of a majority in principal amount of each series of debt securities then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee.

No holder of debt securities of a series may institute any action against Cardinal Health under the indenture unless:

(1)	that holder gives to the trustee advance written notice of default and its continuance;

(2)	the holders of not less than 25% in principal amount of debt securities of such series then outstanding affected by that event of default request the trustee to institute such action;

(3)	that holder has offered the trustee reasonable indemnity;

(4)	the trustee has not instituted such action within 60 days of such request; and

(5)	the trustee has not received direction inconsistent with such written request by the holders of a majority in principal amount of the debt securities of each affected series then outstanding.

At any time prior to the evidencing to the trustee of the taking of any action by the holders of the percentage in aggregate principal amount of the debt securities of any or all series specified in the indenture in connection with such action, any holder of a debt security may, by filing written notice with the trustee, revoke such action concerning such security.

Cardinal Health is required to deliver to the trustee each year a certificate as to whether or not, to the knowledge of the officers signing such certificate, Cardinal Health is in compliance with the conditions and covenants under the indenture.

Satisfaction and Discharge

The indenture provides that Cardinal Health will be discharged from all obligations under the indenture and the indenture will cease to be of further effect when:

(1)	Cardinal Health has paid all sums payable by it under the indenture;

(2)	Cardinal Health has delivered to the trustee for cancellation all authenticated debt securities; or

(3)	all debt securities not delivered to the trustee for cancellation have become due and payable or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the trustee, and Cardinal Health has irrevocably deposited with the trustee as trust funds an amount in cash sufficient to pay the principal and interest at maturity or upon redemption of such debt securities not previously delivered to the trustee for cancellation and paid all other sums payable with respect to such debt securities; and

the trustee, on demand of and at the expense of Cardinal Health and upon compliance by Cardinal Health with certain conditions and upon compliance with certain conditions, will execute proper instruments acknowledging satisfaction and discharge of the indenture.

The Trustee

The trustee under the indenture is Bank One, N.A. (formerly known as Bank One, Columbus, N.A.). The trustee serves as trustee for Cardinal Health’s 6.25% Notes due 2008, 6.75% Notes due 2011, and 4.45% Notes due 2005. The trustee is an affiliate of Bank One, Indiana, NA (formerly known as Bank One, Indianapolis, NA), the trustee under a separate indenture for Cardinal Health’s 6.5% Notes due 2004 and 6% Notes due 2006.

LEGAL OPINIONS

The validity of the offered securities will be passed upon for us by Baker & Hostetler LLP, Cleveland, Ohio. Certain legal matters with respect to the offered securities may be passed upon by counsel for any underwriters, dealers or agents, each of whom will be named in the related prospectus supplement.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedule of Cardinal Health and its subsidiaries as of June 30, 2002 and 2001, and for each of the three years in the period ended June 30, 2002, have been incorporated in this prospectus by reference from Cardinal Health’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002. The consolidated financial statements and schedule as of and for the year ended June 30, 2002, have been audited by Ernst & Young LLP, independent accountants, as stated in their report that is incorporated in this prospectus by reference from the Cardinal Health Annual Report on Form 10-K for the fiscal year ended June 30, 2002.

The consolidated financial statements and schedule as of June 30, 2001 and for each of the two years in the period ended June 30, 2001, except the financial statements of Bindley Western Industries, Inc. and its subsidiaries (“Bindley”) as of and for the year ended December 31, 1999, have been audited by Arthur Andersen LLP, independent accountants, as stated in their reports that are incorporated in this prospectus by reference from the Cardinal Health Annual Report on Form 10-K for the fiscal year ended June 30, 2002.

Such consolidated financial statements and supporting schedule of Cardinal Health and its subsidiaries as described above are incorporated herein by reference in reliance upon the reports of the respective firms and upon the authority of the respective firms as experts in accounting and auditing with respect to the entities and for the periods they have audited. All of the foregoing firms are independent public auditors with respect to the entities and for the periods they have audited.

The consolidated financial statements of Bindley as of and for the year ended December 31, 1999, not separately presented or incorporated by reference in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants. Such financial statements, to the extent they have been included in the financial statements of Cardinal Health, have been so included in reliance on the report of such independent accountants (such report is included in Cardinal Health’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and incorporated by reference in this prospectus) given on the authority of said firm as experts in auditing and accounting.

As previously disclosed in our Form 8-K filed on May 9, 2002, we dismissed Arthur Andersen LLP as our independent public accountants and announced that we had appointed Ernst & Young LLP to replace Arthur Andersen LLP as our independent public accountants. On July 3, 2002, Arthur Andersen LLP publicly announced that it has commenced the closure of its Columbus, Ohio office. Solely due to the closure of Arthur Andersen LLP’s Columbus office, after reasonable efforts, we have been unable to obtain Arthur Andersen LLP’s written consent to name Arthur Andersen LLP as experts or to include Arthur Andersen LLP’s reports on our financial statements that are incorporated by reference into this registration statement. Under these circumstances, this registration statement is permitted to be filed without a written consent from Arthur Andersen LLP in accordance with Rule 437a of the Securities Act. The absence of this consent may limit recovery against Arthur Andersen LLP under Section 11 of the Securities Act. In addition, as a practical matter, the ability of Arthur Andersen LLP to satisfy any claims (including claims arising from Arthur Andersen LLP’s provision of auditing and other services to us and Arthur Andersen LLP’s other clients) may be limited due to the recent events regarding Arthur Andersen LLP, including without limitation its conviction on federal obstruction of justice charges arising from the federal government’s investigation of Enron Corp.

PLAN OF DISTRIBUTION

We may sell the offered securities: (a) through the solicitation of proposals of underwriters or dealers to purchase the offered securities, (b) through underwriters or dealers on a negotiated basis, (c) directly to a limited number of purchasers or to a single purchaser, or (d) through agents. The prospectus supplement with respect to any offered securities will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price of the offered securities and the proceeds to Cardinal Health from such sale, any underwriting discounts and commissions and other items constituting underwriters’ compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchange on which such offered securities may be listed. Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The securities may be offered and sold through agents that we may designate from time to time. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of any securities so offered and sold.

If an underwriter or underwriters are utilized in the sale of any offered securities, Cardinal Health will execute an underwriting agreement with such underwriter or underwriters, and the names of the underwriter or underwriters and the terms of the transactions, including commissions, discounts, and any other compensation of the underwriters and dealers, if any, will be set forth in the prospectus supplement that will be used by the underwriters to make resales of the offered securities. Such underwriter or underwriters will acquire the offered securities for their own account and may resell such offered securities from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. If any underwriter or underwriters are utilized in the sale of any offered securities, unless otherwise set forth in the applicable prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters will be subject to certain conditions precedent and that the underwriters with respect to a sale of such offered securities will be obligated to purchase all such offered securities if any are purchased.

If a dealer is utilized in the sale of any offered securities, Cardinal Health will sell such offered securities to the dealer, as principal. The dealer may then resell such offered securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold. The name of any such dealer and the terms of the transaction will be set forth in a prospectus supplement relating thereto.

Offers to purchase securities may be solicited directly by Cardinal Health and sales thereof may be made by Cardinal Health directly to institutional investors or others, who may be deemed to be underwriters, as such term is defined in the Securities Act, with respect to any resale of the offered securities. The terms of any such sales will be described in a prospectus supplement relating thereto.

We may indemnify our agents, dealers and underwriters against certain civil liabilities, including liabilities under the Securities Act, or contribute to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

The prospectus supplement will explain whether or not the offered securities will be listed on a national securities exchange. We cannot assure you that there will be a market for any of the offered securities.